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                                                                     EXHIBIT 4.2

                           GULFPORT ENERGY CORPORATION
                                October __, 1998

Dear Stockholder:

         Enclosed you will find a Subscription Certificate which evidences a certain number of rights (the "Rights") to purchase one additional share of Common Stock of the Company for each 0.22076 shares of Common Stock which you owned of record as of the close of business on October 16, 1998.

         Each Right entitles you to subscribe for and purchase one share of Common Stock at an exercise price of $0.10 per share (the "Subscription Price"). You are also entitled to oversubscribe for shares in accordance with the terms of the Prospectus. The Rights may be exercised by completing the enclosed Subscription Certificate and returning it, together with the applicable Subscription Price, so that it is received prior to 5:00 p.m., New York City time, on or before ______________, 1998 unless extended by the Company (as such date may be extended, the "Expiration Date"). Please read the enclosed Subscription Certificate and Prospectus carefully because a properly completed Subscription Certificate is necessary to exercise the Rights.

         Your Rights are not transferable and, therefore, may not be purchased or sold. Unless you exercise your Rights prior to 5:00 p.m., New York City time, on the Expiration Date, your Subscription Certificate will become valueless. All shares not subscribed for by you pursuant to your Rights may be sold to oversubscribing stockholders. No portion of the proceeds from any such sale will be paid to you.

         The Rights Offering is being made upon all of the terms and conditions set forth in the Company's Prospectus dated October __, 1998, a copy of which is enclosed herewith. If you wish to obtain an additional copy of the Prospectus, or if you have any questions concerning your Rights, please feel free to telephone Ms. Lisa Holbrook at (405) 848-8807.


                                         GULFPORT ENERGY CORPORATION



                                         Mike Liddell, Chairman of the Board